

SECU 10035555 MMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito — 212-294-4788
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square,	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

Affirmation

I, Phillip J. Ippolito, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the Partnership) as of December 31, 2009 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

BATYA KAUFMAN
Notary Public, State of New York
No. 01KA6134114
Qualified in Queens County
Commission Expires September 26, 2013

CASTLEOAK SECURITIES, L.P.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
CastleOak Securities, L.P.

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2009. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CastleOak Securities, L.P. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.



February 25, 2010

CastleOak Securities, L.P.

Statement of Financial Condition

As of December 31, 2009
(Dollars in Thousands)

Assets	
Cash	$ 1,590
Receivables from broker-dealers	1,555
Receivables from related broker-dealers	3,844
Receivables from partners	468
Fixed assets & intangible assets, net	59
Prepaid expenses	194
Total assets	$ 7,710
Liabilities and partners' capital	
Accrued compensation payable	$ 1,633
Accounts payable and accrued liabilities	111
Payables to affiliates	36
Total liabilities	1,780
Partners' capital:	
General partner	3,362
Limited partner	2,568
Total partners' capital	5,930
Total liabilities and partners' capital	$ 7,710

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business – CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the state of Delaware. The Partnership is a registered broker-dealer in securities. The Partnership is owned by CastleOak Management, LLC ("COM" – 56.7%), the general partner and CastleOak Management Holdings, LLC ("COMH" – 43.3%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

Basis of Presentation – The Partnership engages primarily in institutional brokerage, specializing in capital market issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products. The Partnership's counterparty transactions are introduced to Cantor Fitzgerald & Co. ("CF&CO"), a subsidiary of CFLP, for clearance and settlement on a fully-disclosed basis.

Use of Estimates – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Investment Banking – Underwriting revenues are accrued when services for the transactions are complete. Transaction-related expenses are recognized when incurred. Investment banking revenues are presented net of related transaction expenses.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis.

Commissions – Commission revenues are derived from agency brokerage transactions, whereby the Partnership executes a customer transaction at the best available price in the over-the-counter ("OTC") and exchange markets. Commission revenues and related expenses are recognized on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Receivables from Broker-Dealers – Receivables from broker-dealers represents receivables from investment banking activities.

Fixed Assets and Intangible Assets – Fixed and intangible assets are recorded at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over their estimated economic useful lives, generally three to five years. Amortization is calculated on a straight-line basis over five years.

Income Taxes – The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is also subject to the Unincorporated Business Tax (UBT) in the City of New York.

The Partnership applied the Financial Accounting Standards Board ("FASB"), guidance on *Accounting for Uncertainty in Income Taxes* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments as of December 31, 2009.

Recently Adopted Accounting Pronouncements

In May 2009, the FASB issued guidance on *Subsequent Events* which establishes general standards for the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This FASB guidance sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. 2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements and 3) the disclosures that an entity should make about events that occurred after the balance sheet date. This FASB guidance is effective for interim and annual financial periods ending after June 15, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's financial condition. See Note 9, Subsequent Event, for the required disclosures.

In June 2009, the FASB issued guidance on their *Accounting Standards Codification* and the Hierarchy of Generally Accepted Accounting Principles. This FASB guidance establishes their Accounting Standards Codification ("Codification") as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretative

1. General and Summary of Significant Accounting Policies (continued)

releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's financial condition.

2. Related Party Transactions

Receivables From Related Broker-Dealers – CF&CO provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&CO collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&CO charges fees on a per-ticket basis, dependent upon the product traded.

CFLP also provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing these services. Such support includes utilization of fixed assets, accounting, operations, human resources, and legal services.

At December 31, 2009 the Partnership had deposits at CF&CO of $3,844 which comprise the Receivables from related broker–dealers balance on the statement of financial condition.

The Partnership has a $10,000 subordinated revolving line of credit with CF&CO which is used to facilitate investment banking transactions. At December 31, 2009 there was no outstanding balance.

Included in the Receivables from partners are items related to taxes paid on behalf of the partners, interest and a receivable from a former partner.

Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of CFLP's income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest during the period of requisite service up to four years. Grant units are accounted for by CFLP as liability awards under FASB guidance. The liability incurred by CFLP for such grant units is re-

(Dollars in Thousands)

2. Related Party Transactions (continued)

measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability are allocated to the Partnership and recorded as a compensation charge.

3. Fixed Assets and Intangible Assets, net

Fixed assets consisted of the following:

	December 31, 2009
Computer and Communication Equipment	$ 28
Furniture, Fixtures and Fittings	12
Leasehold Improvements	39
Total fixed assets	79
Less: accumulated depreciation	20
Fixed assets, net	$ 59

The Partnership has intangible assets, related to patent acquisition costs, net of amortization in the amount of $1.3, this amount is included in fixed assets and intangible assets on the statement of financial condition.

4. Employee Benefit Plans

Through its Administrative Services Agreement with CFLP, employees of the Partnership are eligible to participate in the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and their Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

5. Income Taxes

As of December 31, 2009, the Partnership recorded a deferred tax liability of approximately $6, which consists primarily of book-tax differences related to forgivable loans.

6. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $119 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Partnership had net capital of $4,572, which was $4,453 in excess of its required net capital.

7. Commitments and Contingent Liabilities

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In accordance with FASB's guidance on Accounting for Contingencies, the Partnership will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Partnership has not been named as a defendant in any legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities.

Risks and Uncertainties – The Partnership generates revenues by providing securities brokerage, trading, and underwriting activities to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments – In the normal course of business, the Partnership enters into commitments for underwriting transactions. Settlement of these transactions as of December 31, 2009, would not have had a material effect on the financial condition of the Partnership.

8. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized or are executed with, and on behalf of, institutional investors, including major brokers and dealers, money center and other commercial banks, insurance companies, pension

8. Counterparty Credit Risk (continued)

plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

9. Subsequent Event

The Partnership has evaluated subsequent events through February 25, 2010, the date on which this statement of financial condition is being issued.

STATEMENT OF FINANCIAL CONDITION

CastleOak Securities, L.P.
(SEC. ID No. 8-65786)
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

